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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               EYE DYNAMICS, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                   30229D 10 3
                                 (CUSIP Number)

                                RONALD A. WALDORF
            2301 205TH STREET, SUITE 106, TORRANCE, CALIFORNIA 90501
                                 (310) 328-0477
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                DECEMBER 28, 1999
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO. 30229D 10 3             Schedule 13D                 Page 2 of 4 pages
________________________________________________________________________________
1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Ronald A. Waldorf; SSN ###-##-####
________________________________________________________________________________
2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [_]
     (b)  [_]
________________________________________________________________________________
3.   SEC Use Only

________________________________________________________________________________
4.   Source of Funds (See Instructions)
     PF
________________________________________________________________________________
5.   Check If Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                             [_]

________________________________________________________________________________
6.   Citizenship or Place of Organization
     United States
________________________________________________________________________________
               7.   Sole Voting Power
  NUMBER OF         1,906,315 shares
   SHARES      _________________________________________________________________
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY           0 shares
    EACH       _________________________________________________________________
  REPORTING    9.   Sole Dispositive Power
   PERSON           1,906,315 shares
    WITH       _________________________________________________________________
               10.  Shared Dispositive Power
                    0 shares
________________________________________________________________________________
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     1,906,315
________________________________________________________________________________
12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                               [_]
________________________________________________________________________________
13.  Percent of Class Represented by Amount in Row (11)
     Approximately 21%
________________________________________________________________________________
14.  Type of Reporting Person (See Instructions)
     IN
________________________________________________________________________________


Item 1.  Security and Issuer

         This statement relates to the shares of common stock, without par value (the "Shares") of Eye Dynamics, Inc., a Nevada corporation (the "Issuer"). The address of the Issuer is 2301 205th Street, Suite 106, Torrance, California 90501

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CUSIP NO. 30229D 10 3             Schedule 13D                 Page 3 of 4 pages


Item 2. Identity and Background

         Ronald A. Waldorf is an individual. He is Chairman of the Board of the Issuer. He also serves as a consultant to clinics and hospitals in the Los Angeles area, including the House Ear Clinic. He has also consulted to a Japanese company developing new technologies for eye movement detection. His business address is 2301 205th Street, Suite 106, Torrance, California 90501.

         Mr. Waldorf has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         Mr. Waldorf has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Mr. Waldorf is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration.

         Mr. Waldorf acquired the Shares upon the original organization of the Issuer, and through the exercise of stock options and conversion of convertible loans to the Issuer. All of the funds for such acquisition were from Mr. Waldorf's personal funds.

Item 4. Purpose of Transaction.

         Mr. Waldorf obtained the Shares for investment purposes and in connection with the financing of the operations of the Issuer. Mr. Waldorf may obtain additional shares upon the exercise of outstanding stock options.

Item 5. Interest in Securities of the Issuer:

         Mr. Waldorf beneficially owns 1,906,315 Shares, of which 1,786,315 Shares are outstanding and 120,000 Shares are issuable to him upon the exercise of options that are currently exercisable or exercisable within 60 days. The Shares beneficially owned by Mr. Waldorf constitute approximately 21% of the outstanding Shares. Mr. Waldorf has sole power to vote and dispose of such shares.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         None.

Item 7. Material to be Filed as Exhibits

         None.


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CUSIP NO. 30229D 10 3             Schedule 13D                 Page 4 of 4 pages


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth on this statement is true, complete and correct.

         July 12, 2000



                                                 /s/ Ronald A. Waldorf
                                                 -----------------------------
                                                 Ronald A. Waldorf